SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

The Endowment Institutional TEI Fund W, L.P.

(Name of Issuer)

The Endowment Institutional TEI Fund W, L.P.

(Name of Person(s) Filing Statement)

Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

John A. Blaisdell c/o Endowment Advisers, L.P. 4265 San Felipe, 8th Floor Houston, Texas 77027 (713) 993-4675	With a copy to: George J. Zornada K & L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

(September 16, 2016)

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of The Endowment Institutional TEI Fund W, L.P. (the “Fund”) relating to an offer to purchase (the “Offer”) up to $5,200 of limited partner interests (“Interests”) in the Fund or portions thereof pursuant to tenders by partners of the Fund at their estimated net asset value as of June 30, 2016 and originally filed with the Securities and Exchange Commission on May 4, 2016, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at midnight, Central time, on June 2, 2016 (the “Expiration Date”). Pursuant to the Offer, $5,200 of Interests were tendered and accepted by the Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2016

The Endowment Institutional TEI Fund W, L.P.

By:	/s/ John A. Blaisdell
Name:	John A. Blaisdell
Title:	Co-Principal Executive Officer